Execution Version

Exhibit 99.1

SECOND AMENDING AGREEMENT

THIS AGREEMENT is made effective as of August 4, 2026

BETWEEN:

OBSIDIAN ENERGY LTD., a corporation subsisting under the laws of the Province of Alberta (hereinafter referred to as the "Borrower"),

OF THE FIRST PART,

- and -

ROYAL BANK OF CANADA, BANK OF MONTREAL and ICBC STANDARD BANK PLC (hereinafter referred to collectively as the "Lenders" and individually as a "Lender"),

OF THE SECOND PART,

- and -

ROYAL BANK OF CANADA, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the "Agent"),

OF THE THIRD PART.

WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

1.
Interpretation
1.1
In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

"Agreement" means this second amending agreement, as amended, modified, supplemented or restated from time to time.

"Credit Agreement" means the amended and restated credit agreement made as of April 28, 2026 between the Borrower, the Lenders and the Agent, as amended by a first amending agreement made effective as of June 23, 2026.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement, as amended by this Agreement.

1.2
The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless the context otherwise requires, references herein to "Sections" are to Sections of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.

1.3
This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.
1.4
The following Schedules are annexed hereto and are incorporated by reference and deemed to be part hereof:

Schedule A – Form of Confirmation of Guarantee and Security; and

Schedule B – Form of Compliance Certificate.

2.
Amendments and Supplements
2.1
Amendment to Definitions. The following definitions are hereby amended:
(a)
The definition of "2025 Notes" contained in Section 1.1(1) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

""2025 Notes" means (i) the 8.125% senior unsecured notes due December 3, 2030 issued by the Borrower on December 3, 2025 under and pursuant to the 2025 Note Indenture (and, for certainty, 2025 Notes includes Additional Notes (under and as defined in the 2025 Note Indenture) issued on the same terms and conditions) and (ii) the 8.125% senior unsecured notes due December 3, 2030 issued by the Borrower on July 22, 2026 under and pursuant to a supplemental indenture dated July 22, 2026 to the 2025 Note Indenture."

(b)
The definition of "Non-Delivery Election" contained in Section 1.1(1) of the Credit Agreement is hereby deleted in its entirety.
(c)
The definition of "Permitted Junior Debt" contained in Section 1.1(1) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

""Permitted Junior Debt" means all Debt created, incurred or issued by the Borrower and which is owing to the Junior Debt Creditors pursuant to the terms of a Junior Debt Financing Agreement, which Debt complies with all of the following criteria:

(a) the aggregate principal amount of all such Debt at any one time outstanding shall not exceed Cdn.$350,000,000 (or the Equivalent Amount thereof in United States Dollars or the Equivalent Amount thereof in any other currency) (to be determined using the exchange rate in effect on the date of incurrence of such Debt);

(b) such Debt shall either be unsecured or secured by Security Interests ranking as a second lien behind the Security Interests created by the Security; provided that, such second lien Security Interests are subject to a Second Lien Intercreditor Agreement;

(c) such Debt shall have an initial final maturity in respect of repayment of principal later than the date which is six months after the end of the then current earliest Maturity Date in effect at the time such Permitted Junior Debt is created, incurred, assumed or guaranteed;

(d) no scheduled cash principal payments thereunder prior to the date which is six months after the then latest Maturity Date in effect at the time such Permitted Junior Debt is created, incurred, assumed or guaranteed;

(e) no Default, Event of Default or Borrowing Base Shortfall is continuing at the time of creation, incurrence or issuance of such Debt or would exist immediately thereafter;

(f) no mandatory redemption, purchase for cancellation or other repayment thereof (including any defeasance) in a circumstance when the Borrower is not also required to repay all Obligations, Cash Management Obligations and Lender Financial Instrument Obligations prior thereto;

(g) no cross-default to other Debt (as opposed to a cross-acceleration thereto or a principal payment default on maturity or interest payment default) or any maintenance financial tests (as opposed to an incurrence test); and

(h) such Permitted Junior Debt shall otherwise be on customary terms and conditions for the "high yield" market, "second lien" market or "institutional term loan" market, as applicable, and, in any event, which are satisfactory to the Agent, acting reasonably, and, for certainty, includes the 2025 Notes."

(d)
The definition of "Permitted Distributions" contained in Section 1.1(1) of the Credit Agreement is hereby amended by deleting subparagraph (c) thereof in its entirety and replacing it with the following:

"(c) Distributions which are not otherwise permitted pursuant to subparagraph (a) or (b) above; provided that, on the date of any such Distribution, in each case the following additional conditions are satisfied:

(i) neither the Syndicated Facility nor the Operating Facility has reached its respective Term Out Date and there are then no Non-Extending Lenders;

(ii) no Default, Event of Default or Borrowing Base Shortfall is continuing or would exist after giving effect to such Distribution;

(iii) no event or circumstance has occurred or is continuing which has had, or would reasonably be expected to have, a Material Adverse Effect and the making of such Distribution would not have and would not reasonably be expected to have a Material Adverse Effect;

(iv) the most recent Compliance Certificate delivered pursuant to Section 9.1(e)(iv) hereof demonstrated that the Consolidated Total Debt to EBITDA Ratio determined as at the last day of the immediately preceding fiscal quarter for which such Officer's Certificate was delivered was, at the end of such fiscal quarter, not greater than 1.50:1.00;

(v) the Consolidated Total Debt to EBITDA Ratio determined on a pro forma basis after giving effect to such Distribution is not greater than 1.50:1.00; and

(vi) the Borrower and its Material Subsidiaries shall have undrawn availability under the Credit Facilities, which is not less than 20% of the Total Commitment on a pro forma basis after giving effect to such Permitted Distribution."

(e)
The definition of "Permitted Prepayment" contained in Section 1.1(1) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

""Permitted Prepayment" means any optional principal payment, repurchase, redemption or other retirement of principal amounts in respect of Permitted Junior Debt (including, for certainty, the 2025 Notes); provided that, at the time of any such payment, repurchase, redemption or other retirement, and on a pro forma basis after giving effect thereto:

(a) neither the Syndicated Facility nor the Operating Facility has reached its respective Term Out Date and there are then no Non-Extending Lenders;

(b) no Default, Event of Default or Borrowing Base Shortfall is continuing or would exist after giving effect to any such payment, repurchase, redemption or other retirement of such Permitted Junior Debt;

(c) no event or circumstance has occurred or is continuing which has had, or would reasonably be expected to have, a Material Adverse Effect and the making of any such payment, repurchase, redemption or other retirement of such Permitted Junior Debt would not have and would not reasonably be expected to have a Material Adverse Effect;

(d) the most recent Compliance Certificate delivered pursuant to Section 9.1(e)(iv) hereof demonstrated that the Consolidated Total Debt to EBITDA Ratio determined as at the last day of the immediately preceding fiscal quarter for which such Officer's Certificate was delivered was, at the end of such fiscal quarter, not greater than 1.50:1.00;

(e) the Consolidated Total Debt to EBITDA Ratio determined on a pro forma basis after giving effect to such principal payment, repurchase, redemption or other retirement of principal amounts is not greater than 1.50:1.00; and

(f) the Borrower and its Material Subsidiaries shall have undrawn availability under the Credit Facilities, which is not less than 20% of the Total Commitment on a pro forma basis after giving effect to such Permitted Prepayment."

2.2
Amendment to Affirmative Covenants of the Borrower. Section 9.1(e) of the Credit Agreement is hereby amended as follows:
(a)
by adding the word "and" at the end of Section 9.1(e)(xi);
(b)
by deleting Section 9.1(e)(xii) in its entirety; and
(c)
by renumbering the existing Section 9.1(e)(xiii) as a new Section 9.1(e)(xii).
2.3
Amendment to Notice of Permitted Junior Debt. Section 9.1(k) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

"(k) Notice of Permitted Junior Debt

The Borrower shall promptly provide to the Agent:

(i)
written notice of it incurring Permitted Junior Debt, together with a copy of the applicable Junior Debt Financing Agreement;
(ii)
written notice of any alteration, amendment, modification or supplement to, or restatement of, any Junior Debt Financing Agreement (or any waiver or consent to like effect, but excluding waivers or consents granted to the Borrower or its Subsidiaries), which notice shall include a copy of such alteration, amendment, modification, supplement, restatement, waiver or consent;
(iii)
after the receipt thereof, furnish to the Agent a true and complete copy of any consent or waiver provided to the Borrower or any Subsidiary pursuant to or in connection with any Junior Debt Financing Agreement;
(iv)
as soon as reasonably practicable, and in any event no later than 3 Banking Days after becoming aware of any default, event of default or similar event or circumstance under any Junior Debt Financing Agreement, an Officer's Certificate describing in detail such default, event of default or similar event or circumstance and specifying the steps, if any, being taken to cure or remedy the same."

2.4
Replacement of Schedule C. Schedule C to the Credit Agreement is hereby deleted in its entirety and replaced with Schedule B attached hereto.
3.
Representations and Warranties

The Borrower hereby represents and warrants to the Agent and to each Lender, and the Borrower acknowledges and confirms that the Agent and each Lender are relying upon such representations and warranties, as follows:

(a)
Capacity, Power and Authority. It is a corporation validly existing and in good standing under the laws of the Province of Alberta and has all the requisite corporate capacity, power and authority to own its properties and carry on its business as presently carried on or as contemplated by the Documents.
(b)
Authorization; Enforceability. It has taken or caused to be taken all necessary action to authorize, and has duly executed and delivered, this Agreement, and this Agreement is a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application limiting the enforceability of creditors' rights, to general principles of equity and to the fact that equitable remedies are only available in the discretion of the court.
(c)
Compliance with Other Instruments. None of the authorization, execution or delivery of this Agreement, the performance of any obligation of the Borrower pursuant hereto, or the consummation of the transactions contemplated herein requires or will require, pursuant to applicable law now in effect, any approval or consent of any Governmental Authority having jurisdiction (except such as has already been obtained and are in full force and effect) nor is in conflict with or in contravention of (i) any applicable law, (ii) the Borrower's or any of its Material Subsidiary's articles, by-laws or other constating documents or any resolutions of directors or shareholders or partners, as applicable, or the provisions of its partnership agreement or declaration of trust or trust indenture (as applicable) or (iii) the provisions of any other indenture, instrument, undertaking or other agreement to which any of the Borrower or any of its Subsidiaries is a party or by which they or their respective properties or assets are bound, the contravention of which would have or would reasonably be expected to have a Material Adverse Effect.
(d)
No Default. No Default or Event of Default has occurred or is continuing or will occur immediately after giving effect to this Agreement.
(e)
Credit Agreement Representations and Warranties. Each of the representations and warranties of the Borrower set forth in Article 8 of the Credit Agreement is true and accurate in all material respects (other than those representations and warranties which are already subject to a materiality threshold (such as Material Adverse Effect), which are true and accurate in all respects) as of the date hereof, except those made as of a specified date.

The representations and warranties set out herein shall survive the execution and delivery of this Agreement and the making of each Drawdown under the Credit Agreement, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders' Counsel. Such representations and warranties shall survive until the Credit Agreement has been terminated.

4.
Conditions Precedent

The amendments and supplements to the Credit Agreement contained herein shall be effective upon, and shall be subject to, the satisfaction of the following conditions precedent:

(a)
receipt by the Agent of a fully executed copy of this Agreement;

(b)
receipt by the Agent of a Confirmation of Guarantee and Security from the Borrower and each Material Subsidiary in substantially the form attached hereto as Schedule A;
(c)
no Default or Event of Default shall have occurred and be continuing and each of the representations and warranties set forth in Section 8.1 of the Credit Agreement shall be true and correct in all respects; and
(d)
no event, circumstance or development shall have occurred or become known which has had or would reasonably be expected to have a Material Adverse Effect since April 28, 2026.

The foregoing conditions precedent are inserted for the sole benefit of the Lenders and the Agent and may be waived in writing by the Lenders, in whole or in part (with or without terms and conditions).

5.
Confirmation of Credit Agreement and other Documents

The Credit Agreement and the other Documents to which the Borrower is a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement as amended and supplemented by this Agreement and each of the other Documents to which the Borrower is a party is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective from and as of the date hereof upon satisfaction of the conditions precedent set forth in Section 4 hereof.

6.
Further Assurances

The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are reasonably required by the Agent (acting reasonably) in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

7.
Enurement

This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

8.
Counterparts; Electronic Execution

This Agreement may be executed in one or more counterparts (and by different parties hereto in different counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by fax or other electronic transmission of an executed counterpart of a signature page to this Agreement shall be effective as delivery of an original executed counterpart of this Agreement. The words "execution", "execute", "signed", "signature", and words of like import in or related to any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, as provided in Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transactions Act (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. The Agent may, in its discretion, require that any such documents and signatures executed electronically or delivered by fax or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by fax or other electronic transmission.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BORROWER:

OBSIDIAN ENERGY LTD.

By:	"Signed"
Peter D. Scott
Chief Financial Officer

Signature Page to the Second Amending Agreement

LENDERS:

ROYAL BANK OF CANADA

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

Signature Page to the Second Amending Agreement

BANK OF MONTREAL

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

Signature Page to the Second Amending Agreement

ICBC STANDARD BANK PLC

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

Signature Page to the Second Amending Agreement

AGENT:

ROYAL BANK OF CANADA, in its capacity as Agent

By:	"Signed"
Name:
Title:

Signature Page to the Second Amending Agreement

SCHEDULE A

Form of Confirmation of Guarantee and Security

CONFIRMATION OF GUARANTEE AND SECURITY

TO: The Lenders, Hedging Affiliates and each Cash Manager (together with the Agent (as defined below), collectively, the "Lender Secured Parties")

AND TO: Royal Bank of Canada, as agent of the Lenders (the "Agent")

DATE: August 4, 2026

WHEREAS Obsidian Energy Ltd. (the "Borrower") entered into an amended and restated credit agreement made as of April 28, 2026, as amended by a first amending agreement effective as of June 23, 2026 between the Borrower, the Lenders and the Agent (the "Existing Credit Agreement");

AND WHEREAS each of the undersigned guaranteed: (a) (except in the case of the Borrower), all of the Obligations of the Borrower under, pursuant or relating to the Existing Credit Agreement and the other Documents; (b) all of the Lender Financial Instrument Obligations; and (c) all Cash Management Obligations, (collectively, the "Guaranteed Obligations"), in each case, pursuant to one or more guarantees, each made as of July 27, 2022 (collectively, the "Guarantees" and each a "Guarantee"), granted by each of the undersigned (either directly or through one or more of its amalgamation predecessors) in favour of the Agent and each of the other Lender Secured Parties;

AND WHEREAS as collateral security for, among other things, all of its Obligations (including, without limitation, its obligations arising under its respective Guarantee), Lender Financial Instrument Obligations and Cash Management Obligations (collectively, the "Lender Secured Obligations"), each of the undersigned (either directly or through one or more of its amalgamation predecessors) executed and delivered to the Agent, for and on behalf of the Lender Secured Parties, in each case, one or more floating charge demand debentures, debenture pledge agreements and general security agreements, each dated July 27, 2022 (together with all other Security (under and as defined in the Existing Credit Agreement), collectively, the "Security");

AND WHEREAS pursuant to a second amending agreement (the "Second Amending Agreement") made as of even date herewith, the Borrower, the Lenders and the Agent have agreed to amend and supplement the Existing Credit Agreement;

AND WHEREAS each of the undersigned has been provided with a true, correct and complete copy of the Second Amending Agreement;

AND WHEREAS each of the undersigned wishes to confirm to the Lender Secured Parties that: (a) its respective Guarantee continues to apply to the Guaranteed Obligations and (b) the Security continues to apply to the Lender Secured Obligations (including, for certainty, its obligations arising under its respective Guarantee);

IN CONSIDERATION of the sum of Cdn.$10.00 now paid by the Lender Secured Parties to each of the undersigned and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), each of the undersigned hereby confirms and agrees that: (a) each of its respective Guarantees and the Security is and shall remain in full force and effect in all respects notwithstanding the amendment of the Existing Credit Agreement pursuant to the Second Amending Agreement, (b) each of its respective Guarantees shall continue to exist and apply to all of the Guaranteed Obligations and the Security shall continue to exist and apply to all of the Lender Secured Obligations (in each case, including, without limitation, the Obligations of the Borrower under, pursuant or relating to the Existing Credit Agreement as amended by the Second Amending Agreement). This Confirmation of Guarantee and Security is in addition to and shall not limit, derogate from or otherwise affect any provisions of any Guarantee or the Security including, without limitation, Article 2 and Article 3 of each Guarantee.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Existing Credit Agreement as amended by the Second Amending Agreement, as the context requires.

This Confirmation of Guarantee and Security shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein, without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where property or assets of any of the undersigned may be found. Delivery by fax or other electronic transmission of an executed counterpart of a signature page to this Confirmation shall be effective as delivery of an original executed counterpart of this Confirmation.

DATED as of the date first written above.

OBSIDIAN ENERGY LTD. OBSIDIAN ENERGY PARTNERSHIP, by its managing partner, OBSIDIAN ENERGY LTD. 1647456 ALBERTA LTD. each of the foregoing by the undersigned

By:
Peter D. Scott
Chief Financial Officer

SCHEDULE B

SCHEDULE C

COMPLIANCE CERTIFICATE

TO:	Royal Bank of Canada, in its capacity as agent of the Lenders (the "Agent")

AND TO:	Each of the Lenders

1.
Reference is made to the credit agreement made as of July 27, 2022, as amended and restated as of March 22, 2023, as further amended and restated as of May 1, 2024, as further amended and restated as of June 26, 2024, as further amended and restated as of April 4, 2025, as further amended and restated pursuant to the amended and restated credit agreement made as of April 28, 2026 between Obsidian Energy Ltd., as Borrower, Royal Bank of Canada and such other persons party thereto in their capacity as Lenders and the Agent and relating to the establishment of certain credit facilities in favour of the Borrower (as may be further amended, modified, supplemented or restated from time to time, the "Credit Agreement"). Capitalized terms used herein, and not otherwise defined herein, shall have the meanings attributed to such terms in the Credit Agreement.
2.
This Compliance Certificate is delivered to the Agent pursuant to Section 9.1(e)(iv) of the Credit Agreement.
3.
The undersigned, [name], [title; must be one of the chief executive officer, president, chief financial officer, vice president, finance, treasurer or controller] of the Borrower, hereby certifies that, as of the date of this Compliance Certificate, I have made or caused to be made such investigations as are necessary or appropriate for the purposes of this Compliance Certificate and:
(a)
the [unaudited OR audited] consolidated financial statements for the [fiscal quarter OR fiscal year] ending [●], [●] provided to the Agent pursuant to Section 9.1(e)[(ii) OR (iii)] of the Credit Agreement were prepared in accordance with GAAP and present fairly, in all material respects, the consolidated financial position of the Borrower and its Subsidiaries as at the date thereof;
(b)
the representations and warranties made by the Borrower in Section 8.1 of the Credit Agreement are true and accurate in all material respects as at the date hereof (save and except for: (i) the representations and warranties in Section 8.1 of the Credit Agreement which are expressed to be as of a specific date; [and] (ii) those representations and warranties in Section 8.1 of the Credit Agreement which are already subject to a materiality threshold (such as Material Adverse Effect), which are true and accurate in all respects on and as of the date hereof [; and (iii) as described in Schedule ______ hereto]);
(c)
no event, circumstance or condition has occurred or is continuing which would constitute a Default or Event of Default, except as has heretofore been notified to the Agent by the Borrower in writing in accordance with Section 9.1(h) of the Credit Agreement [or except as described in Schedule ______ hereto];
(d)
as at the end of the aforementioned [fiscal quarter OR fiscal year], the Consolidated Senior Debt to EBITDA Ratio was [●]:1.00; attached hereto as Exhibit A is a determination of the Consolidated Senior Debt to EBITDA Ratio as at the end of the aforementioned [fiscal quarter OR fiscal year], together with particulars of each of the definitions and elements included in the determination of the Consolidated Senior Debt to EBITDA Ratio;
(e)
as at the end of the aforementioned [fiscal quarter OR fiscal year], the Consolidated Total Debt to EBITDA Ratio was [●]:1.00; attached hereto as Exhibit B is a determination of the Consolidated Total Debt to EBITDA Ratio as at the end of the aforementioned [fiscal quarter OR fiscal year], together with particulars of each of the definitions and elements included in the determination of the Consolidated Total Debt to EBITDA Ratio;
(f)
as at the date hereof: (i) at least 95% of Consolidated Assets are legally, beneficially and directly owned by the Borrower and its Material Subsidiaries which have provided Security under the Credit Agreement and (ii) at least 95% of Consolidated EBITDA is attributable to the Borrower and its Material Subsidiaries which have provided Security under the Credit Agreement, in each case, the calculations of which are outlined in Exhibit A attached hereto;
(g)
as at the date hereof, the Borrower has no Subsidiaries other than as set out in Schedule I to the Credit Agreement and Schedule I to the Credit Agreement is a complete and accurate list of: (i) the jurisdictions of formation of the Borrower and each Subsidiary, (ii) each Subsidiary of the Borrower designated as a Material Subsidiary, (iii) the location of the chief executive office of the Borrower and its Subsidiaries, (iv) the location of the Borrower's and its Subsidiaries' respective businesses and material real property and tangible personal property and assets, and (v) the trade names, if any, used by the Borrower's and its Subsidiaries in the locations referred to in clause (iv) above. As at the date hereof, the legal and beneficial owners of the issued and outstanding Voting Securities of each Material Subsidiary and the Borrower's other Subsidiaries are as set out in Schedule I to the Credit Agreement [or: Schedule I to the Credit Agreement is revised as described in Schedule ______ hereto];
(h)
attached hereto as Exhibit C is a listing of all outstanding Financial Instruments of the Borrower and its Subsidiaries as at the end of the aforementioned [fiscal quarter OR fiscal year];
(i)
attached hereto as Exhibit D is a report detailing sales, transfers, assignments or other Dispositions of P&NG Rights and Hedge Monetizations by the Borrower and its Material Subsidiaries which occurred in the aforementioned [fiscal quarter OR fiscal year]; and
(j)
attached hereto as Exhibit E are: (i) copies of all reports, notices, directives and other communications delivered by each Energy Regulator relating to any assessment or reassessment of the LCA and each other applicable ARO Assessment of the Borrower or any Material Subsidiary; and (ii) to the extent available, a copy of each such Energy Regulator's ARO Assessment report in respect of the Borrower and each Material Subsidiary.

I give this Compliance Certificate on behalf of the Borrower and in my capacity as the [●] [insert title] of the Borrower, and no personal liability is created against or assumed by me in the giving of this Compliance Certificate.

Dated at [●], this [●] day of [●], [●].

Name:
Title:

Signature Page to Compliance Certificate